

September 28, 2012

<u>Via E-mail</u>
Marcia Hootman
Principal Financial Officer
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, NV 89012

Re: New Day Financial Management, Inc.
**   Amendment No. 10 to Registration Statement on Form S-1**
**   Filed September 18, 2012**
**   File No. 333-166801**

Dear Ms. Hootman:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Certain Relationships and Related Transactions, page 52</u>

1.   We note you indicate that an officer and director loaned you $5,000 on July 19, 2012. Please revise your disclosure to identify the officer and director.

<u>Financial Statements</u>

2.   It appears that complete financial statements for the audited years ended December 31, 2011 and 2010 were not provided and that portions of the incomplete interim financials were interspersed with the historical audited financial statements. Specifically, the statements of cash flows presented on page FA-5 do not correspond to the periods in your auditors' report and there is no complete set of unaudited interim financial statements. Please amend your filing to include a complete set of audited financial statements and a complete set of unaudited interim financial statements.

Consent of Independent Registered Public Accounting Firm

3.   Please have your auditor provide a revised consent such that the periods audited as described within the consent are consistent with the periods audited as indicated in the auditors' report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
         Via E-mail